SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras SA - Eletrobras ("Company" or "Eletrobras"), further to the Market Announcement of August 8, 2016, hereby informs its shareholders and the market in general that, through the Dispatch of the Ministry of Mines and Energy - MME, of  August 3, 2016, the Companhia Energética de Roraima ("CERR"), a state owned company belong to state of Roraima, had rejected its application for renewal of the concession of electric energy distribution services, granted through MME Ordinance No. 920, of November 5, 2016.

Thus, pursuant to Article 9, first paragraph, of Law 12,783/2013, the Ministry of Mines and Energy appointed the subsidiary of Eletrobras, Boa Vista Energia S.A ("Boa Vista"), as responsible for providing the electric energy distribution public services, of the area that was concession of CERR in the state of Roraima until this concession be assumed by a new concessionaire in a bidding process to be held or by December 31, 2017, whichever occurs first.

According to the Law 12,783/2013, the designation of an entity of the Federal Government, until the new bidding process of the concession is completed, is intended to ensure the continuity of the service.

Eletrobras clarifies that the responsibility for providing the mentioned services does not mean acquisition of the shareholding control of CERR by Eletrobras or Boa Vista, which remains under control of the state of Roraima, while the Boa Vista is responsible for providing the electric energy distribution public services:

•         To provide the services in accordance with the MME Ordinance No. 388/2016;

•         To receive adequate remuneration, due to the activities performed in the period of the temporary provision of electric energy distribution public services;

•         To conduct the temporary employment of personnel necessary to provide the electric energy distribution public service, until the new bidding process of the concession is completed;

•         To receive financial support to ensure the continuity and the adequate provision of electric energy distribution public service;

•         To apply the approved results of the reviews and tariff adjustments, as well as, to contract and receive funds of the Fuel Consumption Account - CCC, Energy Development Account - CDE and Global Reversion Reserve - RGR, as defined by Aneel.

MARKET ANNOUNCEMENT

The obligations contracted by Boa Vista in the temporary provision of the service will be assumed by the new concessionaire, in accordance with bid notice to be released by the Granting Authority, not being responsibility of Eletrobras or Boa Vista, during the provision of the temporary services, making any injection of funds in CERR, even for maintenance or operation of the distribution of energy services.

Rio de Janeiro, August 9, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.